1/10/2005

04014554

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 10/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *ADP Clearing + Outsourcing Services, Inc, ~~Fleet Securities, Inc.~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-1798 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (212) 747-6694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
DEC 30 2004
WASH, D.C. 202 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

1/11/05

OATH OR AFFIRMATION

I, Charles E. Sax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Fleet Securities, Inc., as

of October 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles E. Sax

Signature

Chief Financial Officer, VP and Treasurer

Title

Ellen D Maher

Notary Public

ELLEN D. MAHER
Notary Public, State of New York
No. 01MA4523043
Qualified in Suffolk County
Certificate filed in New York County
Commission Expires Dec. 31, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fleet Securities, Inc.

(An Indirect Wholly Owned Subsidiary of
Bank of America Corporation)

Statement of Financial Condition
October 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Fleet Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fleet Securities, Inc. (the "Company") at October 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 23, 2004

Fleet Securities, Inc.
(An Indirect Wholly Owned Subsidiary of Bank of America Corporation)
Statement of Financial Condition
October 31, 2004

(dollars in thousands, except share information)

Assets		
Cash	$	24,311
Securities borrowed		98,824
Receivable from brokers, dealers and clearing organizations (Note 3)		61,722
Receivable from customers (Note 4)		857,158
Securities owned, pledged to counterparties, at market value (Note 5)		24,869
Memberships in exchanges, at cost (market value $696)		955
Other assets		26,409
Total assets	$	1,094,248
Liabilities and Stockholder's Equity		
Liabilities		
Drafts payable	$	301
Securities loaned		233,545
Payable to brokers, dealers and clearing organizations (Note 3)		222,701
Payable to customers (Note 4)		366,922
Accrued compensation		4,957
Accrued expenses and other liabilities		15,370
		843,796
Commitments and contingencies (Note 9)		-
Stockholder's equity		
Common stock $.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares		10
Additional paid-in capital		67,004
Retained earnings		183,438
Total stockholder's equity		250,452
Total liabilities and stockholder's equity	$	1,094,248

The accompanying notes are an integral part of this financial statement.

1. Organization

Fleet Securities, Inc. (the "Company") is wholly-owned by NB Holdings Corporation (the "Parent"), which in turn, is a wholly-owned subsidiary of Bank of America Corporation (the "Bank of America"), a global financial services company headquartered in Charlotte, North Carolina. The Company is a securities broker-dealer which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's principal activities include executing and clearing transactions for correspondent broker-dealers and affiliated companies.

For a portion of the year, the Company had been a wholly-owned subsidiary of Quick & Reilly/Fleet Securities, Inc., which in turn had been a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

On October 27, 2003, FleetBoston had announced a definitive agreement to merge with the Bank of America, the surviving company. The transaction was completed April 1, 2004, whereupon the Company became an indirect wholly-owned subsidiary of the Bank of America, with Quick & Reilly/Fleet Securities, Inc. becoming a direct wholly-owned subsidiary of the Bank of America. These financial statements are presented on a historical basis and do not reflect acquisition-related adjustments recorded by the Bank of America.

On October 19, 2004, the Bank of America contributed Quick & Reilly/Fleet Securities, Inc. to another one of its wholly-owned subsidiaries, NB Holdings Corporation, whereupon Quick & Reilly/Fleet Securities, Inc. was dissolved, leaving the Company a wholly-owned subsidiary of the Parent.

On June 22, 2004, a definitive agreement was announced by Automatic Data Processing, Inc. ("ADP") to acquire the U.S. Clearing division of the Company. The transaction was completed on November 1, 2004 (see Note 12). The transaction was effected via a Stock Purchase Agreement ("SPA"), pursuant to which ADP Atlantic, Inc., a wholly-owned subsidiary of ADP, acquired all of the issued and outstanding shares of the capital stock of the Company from the Parent. In anticipation of the SPA transaction, several lines of business were transferred out of the Company prior to the November 1, 2004 completion date. These included the Company's debt capital markets business (consisting of loan syndications, high yield trading and treasury fixed income), stock borrow and stock loan match book conduit business, institutional trading services business and execution services business. A description of the related assets and liabilities that were transferred by the Company to other Bank of America related-party affiliates, as a return of capital, appears in Note 6.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities and contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value
Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing. Fair value is estimated at a specific point in time, based on relevant market information.

Securities Transactions
Securities transactions executed on behalf of customers are recorded on a settlement date basis.

Securities Owned and Securities Sold, But Not Yet Purchased
Securities owned and securities sold, but not yet purchased, are valued at market and recorded on a trade date basis.

Fixed Assets
Prior to the transfer of fixed assets (see Note 6), office furniture and computer equipment were carried at cost less accumulated depreciation and were depreciated on a straight-line basis over the estimated useful lives of the assets, from three to five years. Leasehold improvements were carried at cost less accumulated amortization and were amortized on a straight-line basis over the lesser of ten years or the remaining term of the lease. The Company capitalized certain costs associated with the acquisition or development of internal-use software. Once the software was ready for its intended use, the Company amortized capitalized costs on a straight-line basis over its expected useful life. This period generally did not exceed three years.

Securities Borrowed and Loaned
Securities borrowed and loaned are recorded based on the amount of cash advanced or received. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate.

Income Taxes
The Company is included in the consolidated Federal and certain combined state and local income tax returns of Bank of America. For Federal income taxes, the Company is generally charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings, the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At October 31, 2004, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (dollars in thousands):

Receivable		
Correspondents and other	$	36,476
Clearing organizations		6,286
Securities failed to deliver		18,960
	$	61,722
Payable		
Correspondents and other	$	195,151
Securities failed to receive		27,550
	$	222,701

Included in payable to correspondents and other is approximately $160.4 million of amounts due to the Company's affiliates.

4. Receivable from and Payable to Customers

The balances shown on the Statement of Financial Condition represent the amounts receivable from and payable to customers in connection with cash and margin securities transactions. The receivables are collateralized by cash and securities; the value of these securities is not reflected in the accompanying financial statements.

5. Securities Owned, Pledged to Counterparties, at Market Value

At October 31, 2004, securities owned consisted solely of U.S. Treasury Bills that were pledged to counterparties.

Under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", the Company is required to disclose the market value of collateral received under stock borrow, customer and non-customer agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of October 31, 2004, the Company has received collateral primarily in connection with securities borrowed and customer margin loans with a market value of approximately $2.3 billion which it can sell or repledge. Of this amount, approximately $310 million has been pledged or sold as of October 31, 2004 in connection with securities loaned and deposits with clearing organizations.

6. Related Party Transactions

The Company clears transactions for accounts of an affiliated specialist firm and for accounts introduced by a broker-dealer affiliate in accordance with the terms of clearance arrangements. The Company also carries proprietary accounts of its Parent and affiliates.

At October 31, 2004, significant balances with affiliates not disclosed elsewhere in the financial statements include net cash held with the Bank of America of approximately $4.3 million. In

addition, all of the Company's securities borrowed and securities loaned are transacted with a Bank of America affiliate.

During the Period, and in anticipation of the ADP transaction (see Note 1), the Company transferred to the Parent, as a return of capital, approximately $45.3 million of fixed assets at historical cost ($14.9 million in April 2004, $13.2 million in May 2004, $0.6 million in June 2004, and $16.6 million in October 2004), approximately $15.0 million of other assets (consisting of goodwill and other intangibles, prepaid expenses and receivables from affiliates) and approximately $10.5 million of income taxes payable, to other Bank of America related-party affiliates. These amounts were a direct charge against paid-in capital. Additionally, the Company transferred an investment of approximately $1.2 million to the Parent for cash.

7. Liabilities Subordinated to the Claims of General Creditors

There are no outstanding subordinated liabilities at October 31, 2004, as the previously outstanding $155 million cash subordination was re-paid to the Parent on May 6, 2004. Also, the Company has $550 million of undrawn funds under a revolving cash subordination agreement with Bank of America.

Borrowing under the revolving cash subordination agreement bears interest at one month LIBOR plus 5 basis points per annum.

The revolving $550 million of undrawn funds under the existing cash subordination agreement, if drawn, is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, would be included as regulatory capital in computing the Company's net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. See Note 12 for subsequent events.

8. Employee Benefit Plans

During the period January 1, 2004 to October 31, 2004 (the "Period"), the Company's employees participated in FleetBoston's cash balance pension plan, (the "FleetBoston Plan"), covering substantially all full-time employees. The FleetBoston Plan provides for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company also has a contributory 401(k) plan covering all full-time employees.

During the Period, the Company participated in FleetBoston's benefit plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

In the prior periods, certain employees of the Company participated in FleetBoston's stock award plans which provided for the issuance of FleetBoston's stock-related awards, such as stock options and restricted stock. During the Period, there were no allocations to the Company from either FleetBoston or the Bank of America in connection with stock award plans.

9. Commitments and Contingencies

During the Period, the Company leased office space under an informal lease agreement with the Parent and held non-cancelable operating lease agreements with third parties, which expire on various dates through 2012. Based on the SPA, effective November 1, 2004, the Company has minimum lease commitments to NB Holdings Corporation, subject to escalation based on increases in costs incurred by the lessor as follows:

Year ending October 31, *(dollars in thousands)*		
2005	$	2,732
2006		2,732
2007		2,794
2008		2,918
2009		2,918
Thereafter		7,782
	$	21,876

Margin and deposit requirements of approximately $81.5 million with the Options Clearing Corporation have been satisfied with pledged customer securities totaling approximately $90.8 million.

In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide, primarily retail, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company extends credit to customers and noncustomers, the Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, but not yet purchased, should the value of such securities rise. The Company's financing and securities lending activities require the Company to pledge securities as collateral for various secured financing sources such as bank loans, securities loaned and letters of credit. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

11. Net Capital Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission. The Company computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to 2% of aggregate debit items arising from customer transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At October 31, 2004, the Company had net capital of $240.1 million, which was approximately 23.96% of aggregate debit items and exceeded requirements by $220.1 million.

At October 31, 2004, there were no requirements for funds or securities to be segregated in a special reserve account for either the benefit of customers or proprietary accounts of introducing broker-dealers, in accordance with SEC Rule 15c3-3.

12. Subsequent Events

On November 1, 2004, ADP Brokerage Services Group, a division of Automatic Data Processing, Inc., completed the acquisition of the U.S. Clearing division of the Company and the Broker Dealer Services unit of the Bank of America Corporation. The acquisition of U.S. Clearing was transacted as a stock purchase acquisition of the Company, with all of the outstanding shares of the capital stock of the Company transferred to ADP (all non-U.S. Clearing related assets and liabilities had previously been transferred out of the Company at their historical cost to other Bank of America Corporation related party affiliates – see Note 6).

In connection with the above acquisition, the Company's name was changed effective November 1, 2004 to ADP Clearing & Outsourcing Services, Inc. and its $550 million revolving cash subordinated agreement with Bank of America Corporation was canceled.

On November 1, 2004, prior the closing of the SPA transaction with ADP, certain assets and liabilities of approximately $64.7 million and $63.3 million, respectively, were transferred to related party affiliates.